Exhibit 99.2

COGNYTE SOFTWARE LTD. C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS P.O. BOX 1342 BRENTWOOD, NY 11717

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible (the proxy card must be received no later than 11:59 p.m. (Eastern Time) the day before the meeting date).

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V54810-P16816	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
COGNYTE SOFTWARE LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.   To re-elect each of Mr. Earl Shanks and Mr. Elad Sharon as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending on January 31, 2028 and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Articles of Association or the Companies Law 5759-1999 (the “Companies Law”).

Nominees:	For	Against	Abstain

1a. Earl Shanks

1b. Elad Sharon				For	Against	Abstain

2.	To approve amendments to the terms of employment of Mr. Elad Sharon, the Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated July 30, 2024.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal 2 and that you are NOT a controlling shareholder under the Companies Law (an “Interested Shareholder”). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal 2)

3.
To approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement and Form 20-F are available at www.proxyvote.com.

V54811-P16816

COGNYTE SOFTWARE LTD.

Annual General Meeting of Shareholders

To be held September 4, 2024

This proxy is solicited by the Board of Directors

The shareholder(s), revoking all proxies heretofore given, hereby appoint(s) Elad Sharon (other than with respect to Proposal 2), David Abadi and Ilan Rotem, or any one of them acting individually, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of COGNYTE SOFTWARE LTD. that the shareholder(s) is/are entitled to vote at the close of business on July 23, 2024, at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 5:30 PM (Israel time) on September 4, 2024, at the Company’s headquarters at 33 Maskit, Herzliya Pituach, 4673333, Israel, and any adjournment or postponement thereof, on the following matters, which are more fully described in the Proxy Statement (the “Proxy Statement”) relating to the Meeting.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN INTERESTED SHAREHOLDER) IN THE APPROVAL OF PROPOSAL 2 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2, PLEASE NOTIFY ILAN ROTEM, THE COMPANY’S CHIEF LEGAL OFFICER, AT C/O COGNYTE SOFTWARE LTD., 33 MASKIT HERZLIYA PITUACH, 4673333, ISRAEL, TELEPHONE: +972-9-962-2323 OR EMAIL ILAN.ROTEM@COGNYTE.COM.

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

Continued and to be signed on reverse side